SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Results of the 1st Extraordinary General Meeting of Shareholders of 2023
1. Result of Resolutions

Agenda No. 1 Amendment to the Articles of Incorporation

•  Agenda No. 1-1, Amendment to reduce the number of inside directors

g Approved as originally proposed

•  Agenda No. 1-2, Amendment to abolish Multiple Representative Director Policy

g Approved as originally proposed

•  Agenda No. 1-3, Amendment to increase the number of votes needed for the resolution of Representative Director appointment

g Approved as originally proposed

•  Agenda No. 1-4, Amendment to revise terms of directors and relevant policies

g Approved as originally proposed

•  Agenda No. 1-5, Amendment to define qualifications for the Representative Director

g Approved as originally proposed

•  Agenda No. 1-6, Amendment to change the composition and role of Committee within Board of Directors

g Approved as originally proposed

Agenda No. 2 Election of Directors

•  Agenda No. 2-1, Outside Director Candidate : Mr. Woo-Young Kwak

g Approved as originally proposed

•  Agenda No. 2-2, Outside Director Candidate : Mr. Seong-Cheol Kim

g Approved as originally proposed

•  Agenda No. 2-3, Outside Director Candidate : Mr. Jong-Soo Yoon

g Approved as originally proposed

•  Agenda No. 2-4, Outside Director Candidate : Mr. Seung-Hoon Lee

g Approved as originally proposed

•  Agenda No. 2-5, Outside Director Candidate : Ms. Seung-Ah Theresa Cho

g Approved as originally proposed
• Agenda No. 2-6, Outside Director Candidate : Mr. Yang-Hee Choi
g Approved as originally proposed
Agenda No. 3 Election of an Outside director to become an Audit Committee Member (Candidate : Mr. Yeong-Kyun Ahn) g Approved as originally proposed

Agenda No. 4 Election of Member of the Audit Committee

•  Agenda No. 4-1, Member of the Audit Committee Candidate : Mr. Seung-Hoon Lee

g Approved as originally proposed

•  Agenda No. 4-2, Member of the Audit Committee Candidate : Ms. Seung-Ah Theresa Cho

g Approved as originally proposed

2. Date of the 1st Extraordinary General Meeting of Shareholders of 2023	June 30, 2023

3. Additional Details Relevant to Investment Consideration

•  The term of office of the outside directors is based on the amendment to Article 28 of the Articles of Incorporation approved at the 1st extraordinary general meeting of shareholders of 2023.

•  The terms of outside directors Mr. Woo-Young Kwak, Mr. Seong-Cheol Kim, and Mr. Seung-Hoon Lee are until the 2025 AGM.

•  The terms of outside directors Mr. Yeong-Kyun Ahn, Mr. Jong-Soo Yoon, Ms. Seung-Ah Theresa Cho, and Mr. Yang-Hee Choi are until the 2026 AGM.

•  For details on the amendments to the Articles of Incorporation, please refer to the Notice of the 1st Extraordinary General Meeting of Shareholders of 2023 disclosed on June 9, 2023.

4. Reference	Notice of the 1st Extraordinary General Meeting of Shareholders of 2023 (June 9, 2023)